

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03019683

NO ACT
P.E 1-23-03
1-2256

March 24, 2003

Lisa K. Bork
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act 1934
Section
Rule 14A-8
Public Availability 3/24/2003

Re: ExxonMobil Corporation
Incoming letter dated January 23, 2003

Dear Ms. Bork:

This is in response to your letter dated January 23, 2003 concerning the shareholder proposal submitted to ExxonMobil by the Sierra Club. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Larry Fahn
Sierra Club – Vice President for Conservation
311 California Street, Suite 510
San Francisco, CA 94104

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1432 Facsimile
lisa.k.bork@exxonmobil.com

Lisa K. Bork
Counsel

ExxonMobil

January 23, 2003

VIA Network Courier

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Environmental and Human Rights Reporting

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from the Sierra Club (the "Proponent") for inclusion in the Company's proxy material for its 2003 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation) and Rule 14a-8(i)(3) (materially false and misleading). We respectfully request the concurrence of the staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Shareholder Proposal

The shareholder proposal is set forth in its entirety in Exhibit 1. The resolution is as follows:

> "Resolved: That the shareholders request that Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the environmental and human rights impacts associated with the company's proposed $100 billion prospecting, drilling and early production projects, and that this report be available by the fall of 2003."

Reason for Omission of Statements: Substantial Implementation (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) allows a company to exclude a proposal if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983).

The Company believes that the resolution has been substantially implemented, and can therefore be omitted from the proxy statement, inasmuch as the proposal can be read as a requirement that the Company have in place a rigorous system to examine the environmental and human rights issues associated with individual projects, and not as a requirement that the Board prepare a single report purporting to cover nearly 100 projects, including many projects that are in a preliminary stage of planning at this point in time (*see* discussion under section "False and Misleading" below).

As publicly stated in the Company's publication "Corporate citizenship in a changing world" (enclosed as Exhibit 2), the Company has a guiding principle demonstrating its commitment to maintaining high standards of safety, health and environmental care:

> ExxonMobil is committed to maintaining high standards of safety, health, and environmental care. We comply with all applicable environmental laws and regulations and apply reasonable standards where laws and regulations do not exist. Energy and chemicals are essential to economic growth, and their production and consumption need not conflict with protecting health and safety or safeguarding the environment. Our goal is to drive injuries, illnesses, operational incidents and releases as close to zero as possible.

(See page 6 of Exhibit 2 for relevant excerpt.)

Similarly, the Company has publicly demonstrated its commitment to the communities and societies in which it operates:

> We pledge to be a good corporate citizen in all the places we operate worldwide. We will maintain the highest ethical standards, comply with all applicable laws and regulations, and respect local and national cultures.

(See page 16 of Exhibit 2 for relevant passage). As described in more detail on pages 16 through 23 of Exhibit 2, the Company has a long tradition of improving the communities where it operates by improving health programs and education and by creating jobs. ExxonMobil condemns the violation of human rights in any form and it contributes to furthering human rights by enhancing economic and social well-being. Further, as described below, the Company develops socioeconomic action plans in connection with new development opportunities, which plans address, as appropriate, such matters as indigenous peoples; public awareness/consultation; cultural properties; monitoring and reporting; and maximizing use of local/national businesses.

The Company has implemented a comprehensive program, the "Operations Integrity Management System" (or "OIMS"), to manage risk and help prevent all types of incidents (including safety and environmental) in the future. OIMS complies with the 1996 guidelines set by the International Standards Organization (ISO), which developed standards for environmental management systems (ISO 14001). Lloyd's Register Quality Assurance has verified that through the implementation and ongoing use of OIMS, ExxonMobil meets the standards of ISO 14001, and in doing so, stated that "[w]e further believe ExxonMobil to be among the industry leaders in the extent to which environmental management considerations have been integrated into its ongoing business process." (See Exhibit 2, page 6.)

As an example of how OIMS works in practice, the ExxonMobil subsidiary that stewards development of oil and gas projects worldwide has developed work processes including multiple steps that are undertaken in connection with preparing required environmental and socioeconomic plans and documents. These steps, to the extent applicable, are followed in connection with all development projects for which the Company (or one of its subsidiaries) acts as operator. A small sampling of the work processes is contained in Exhibit 3.

The summary of steps outlined in Exhibit 3 that are taken in connection with all Company-operated development projects demonstrates that the Company has a rigorous structure in place to ensure that environmental and socioeconomic (including human rights) issues are examined and understood by appropriate management personnel. In implementing the actions described in the summary, management and other employees must ensure that such actions are consistent with the guiding principles set forth on page 2 of this letter.

While much of the information gathered and prepared is used internally or in connection with local permitting requirements or as a part of the initial bidding process, in most if not all cases, there is extensive public input that is incorporated into the process. For example, in the Chad-Cameroon pipeline project (referenced by Proponent), the Company conducted a major and thorough evaluation of the impact of the project on the environment and people of Chad and Cameroon, provided numerous opportunities for interested parties to comment, and made these studies available to the public. The Company conducted meetings in over 900 villages, cantons and towns along the proposed pipeline route and in the oil field area. Tens of thousands of people attended those meetings. Extensive information is available on this project at the website www.essochad.com. The environmental documentation for this project consists of 19 volumes comprising studies specific to Chad and Cameroon, as well as common supporting documents.[1]

The Company-operated Sakhalin I project is another example that demonstrates the comprehensive nature of the Company's efforts to fully evaluate the environmental and socioeconomic impacts of a particular project. As part of the process, 192 Russian and international experts used historical knowledge and project-specific environmental field surveys spanning the time period from 1995 through 2001 to complete a nine-volume, 3,800-page Environmental and Socioeconomic Impact Assessment of the first phase of the Sakhalin 1 Project in 2001. The Russian Ministry of Natural Resources approved this assessment in mid-2002. A comprehensive Environmental Protection Plan in the range of 15,000 pages is now being completed.

As discussed above, the Company believes it has in place an extensive and comprehensive framework for analyzing environmental and human rights impacts associated with all Company-operated upstream projects. The scope and nature of the reports prepared by the Company vary based on local legal requirements and the nature and location of each project.

When a company can demonstrate that it has already adopted policies or acted to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See *Hilton Hotels Corporation* (March 7, 2001); *Exxon Mobil Corporation* (January 24, 2001); *Nordstrom Inc.* (February 8, 1995); *The Gap, Inc.* (March 8, 1996).

We believe that the company-wide implementation of OIMS and the publicly stated guiding principles of the Company quoted above provide ample support for the Company's position that it has substantially implemented the proposal - i.e., it has an extensive framework for studying the environmental and human rights issues associated with particular projects. The Company believes that it may omit the resolution on the grounds of substantial implementation.

Reason for Omission of Proposal: False and Misleading (Rule 14a-8(i)(3))

The Company believes that the proposal may be omitted pursuant to Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials.

---

[1] Information in the Chad-specific volumes includes the Chad Environmental Management Plan, Compensation and Resettlement Plan, Regional Development Plan, and Waste Management Plan. The Cameroon-specific volumes include the Environmental Management Plan, Compensation Plan, Environmental Foundation Plan (which encompasses an indigenous peoples plan and the offsite environmental enhancement program), and Waste Management Plan. The common supporting documents include the Project Description, Alternatives Analysis, Consultation Report, Oil Spill Response, Biological Studies, and Public Health Studies.

In the resolution, Proponent requests that the report include:

"environmental and human rights impacts associated with the company's proposed $100 billion prospecting, drilling and early production projects, and that this report be available by the fall of 2003."

This request is so vague and indefinite as to be misleading to the shareholders. While the proponent's resolution appears on its face to be a simple request, it in fact raises a multitude of practical issues and questions that render the proposal confusing and impossible to interpret in a way in which the Company could comply in any meaningful way. It is overly vague and lacks direction as to how the Company would implement the proposal. In addition, portions of the supporting statement are completely irrelevant to the substance of the proposal.

Overly Broad Request

As described above under "Substantial Implementation," the Company has a comprehensive program whereby it conducts environmental and socioeconomic impact studies in connection with all of its projects on a project-by-project basis at the appropriate time in the life cycle of each project. However, it would be impossible from reading the Proponent's proposal for the Board - and the shareholders voting on the proposal - to determine what type of data Proponent intends for it to include in the requested report given the broad issues raised by the Proponent and the multitude of complex and diverse issues raised by the request. For example, for many of the covered projects, the Company is not in a position to prepare such a report because the Company is in only an early planning stage. Further, a Board report on the "environmental and human rights impact" associated with *all* these projects is exceedingly broad. It is difficult to see how the Board could prepare such a report in any meaningful fashion – let alone by September 2003 (a mere four months after the annual meeting of shareholders).

The "company's proposed $100 billion" in projects (which Proponent requests the report to cover) refers to the Company's proposed capital expenditure budget from 2000 through 2010. This budget contemplates approximately 100 major projects that are in various stages of planning and development in approximately 40 countries. In addition, it covers investments in existing operations. While some of these projects are currently underway, many are in only the earliest stages of exploration or development. Also, some projects are operated by other parties, which may limit ExxonMobil's influence in environmental implementation processes. In fact, ExxonMobil is the sole owner on only a few of these projects.

For many projects, it is premature or even impossible to compile the extensive amounts of information that would be necessary in order to draw reasonable conclusions about the environmental or human rights impacts associated with the drilling and other projects contemplated by the Proponent. The Company may not know to what extent it will be participating in a given project, as some of the $100 billion projection relates to projects that are not yet defined in scope or level of responsibility. Obviously it would be very difficult, if not impossible, to compile data with respect to the portion of proposed capital spending relating to projects that are in such an early stage.

The Proponent gives no guidance as to how the Board could, as a practical matter, implement its proposal. It is unclear from reading the proposal what types of information should be included in the report. The topics of the "environment" and "human rights" are each very broad, encompassing hundreds of potential issues. The Proponent fails to give the shareholders any indication as to the types of information that should be covered by the report. See, e.g., *Tri-Continental Corporation* (March 14, 2000), where the staff allowed the company to exclude a proposal requesting the company to divest German, Austrian, Italian and Japanese stocks until "just judgements" were made to victims of the Holocaust and for other inconveniences endured by the aggrieved and their heirs. Tri-Continental had argued the proposal was so vague and misleading that it was unclear when the company could resume investing in the targeted stocks. Similarly in the case of the proposal at hand, it is unclear what types of information, out of potentially hundreds or even thousands of pages of information for *each* project, would need to be included in the requested report. The supporting statement gives the Company little or no guidance in terms of how the proposal could be meaningfully implemented.

The proposal involves a request that is so broad, vague and indefinite that the Board would not be able to determine with any reasonable certainty exactly what to include in a useful environmental and human rights impact report in order to meet the general and open-ended requirements of this proposal. The Company does know how to prepare useful and valuable reports on environmental and human rights impacts in connection with *specific* projects when the scope of each such project has been sufficiently well-defined, and it does in fact do so for numerous projects. (See discussion above under "Substantial Implementation.") However, the Proponent (i) has not specified, in even general terms, the types of information that should be included in its requested report, and (ii) further fails to take into account that, given the broad range of projects that would be picked up by its request, the type and amount of information available for many projects will vary greatly, and in many early-stage cases will not be useful given the potential for the nature of the project, or the Company's participation therein, to change. The resolution is in itself misleading because it leads shareholders to believe that they can know with reasonable certainty what the requested report would include.

Irrelevance of Portions of Supporting Statement

In addition, portions of the supporting statement are completely irrelevant to the proposal. The Proponent sets forth a litany of issues allegedly faced by the company (see third paragraph of supporting statement), but these have little if anything to do with the purported purpose of Proponent's proposal - i.e., to report on the environmental and human rights impacts associated with the Company's proposed exploration, drilling, construction, and production projects. For example, it is difficult to see how an item such as a potential punitive damages award arising out of the Valdez litigation has anything to do with the forward-looking environmental impact report requested by the Proponent. The remainder of the list described by the Proponent is similarly irrelevant.

Likewise, the Proponent states that it believes the Company "has not developed an adequate response plan to potential oil spills" associated with the Chad-Cameroon pipeline. (See paragraph after the list in the supporting statement.) While Proponent may not agree with what the Company's response plan encompasses, the fact remains that the Company *has* a well-developed oil spill prevention and response plan for this project, which is described in detail at the website www.essochad.com. Proponent's opinion regarding the adequacy of this publicly reported plan is not relevant to its request for the preparation of a report. The report on this matter has already been prepared.

Because these statements are irrelevant to the proposal, the Company believes that it would be materially misleading to shareholders for the statements to be included in the proposal. In the event that the staff disagrees with the Company that the entire proposal may be omitted on the grounds set forth in this letter, the Company believes that the portions of the supporting statement described above can be omitted from the proposal. See, for example, *Exxon Mobil Corporation* (March 27, 2002) (requiring deletion of statements relating to, among other things, proponent's views on global warming from a proposal on linking environmental concerns to executive compensation); *Burlington Northern Santa Fe Corporation* (January 31, 2001) (requiring deletion of statements criticizing the company's environmental record from a proposal on poison pills); and *Boise Cascade Corporation* (January 23, 2001) (requiring deletion of statements criticizing the company's environmental and human rights record from a proposal on separation of the Chairman and CEO).

Conclusion

For the reasons set forth above, the Company believes that it may properly omit the proposal.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the proponent.

Sincerely,

Lisa K. Bork

LKB/pdb

Enclosures

cc - w/enc: **Proponent:**
Sierra Club
Attention: Larry Fahn - Vice President for Conservation
311 California Street, Suite 510
San Francisco, CA 94104
(415) 391-3212

EXHIBIT 2


ExxonMobil

Corporate citizenship in a changing world

May 2002



CONTENTS

ExxonMobil's long tradition of success requires a deep respect for and an understanding of what our role in society should be. Our core principles provide the basis for our commitments to communities, customers, employees and shareholders. Meeting our commitments to these varied interests is critical to our success. We perform at our best when we maximize the contribution we make across all of these areas, and striving to do so sustainably is what corporate citizenship is all about.

Corporate citizenship in a changing world

ExxonMobil does business in nearly 200 countries and territories on six continents. For more than 120 years we have provided energy and products that have contributed to economic growth and helped improve the lives of billions of people around the world.

Energy use grows as economic prosperity increases. And there is a proven link between economic development and advances in societal welfare and environmental improvement — particularly in the developing areas of the world.

To do business successfully for this long and on this scale requires that we be at the leading edge of competition in every aspect of our business. This requires that ExxonMobil's substantial resources — financial, operational, technological and human — be employed wisely and evaluated regularly.

While we maintain flexibility to adapt to changing conditions, the nature of our business requires a focused, long-term approach. We consistently strive to improve our performance in all aspects of our operations through learning, sharing and implementing best practices.

And to do business successfully for this long and on this scale also requires a deep respect for and understanding of different people and cultures, and a keen appreciation of what our role in society should be.

Social responsibility may be a comparatively new term now applied to corporations, but it is not a new concept for us. For many decades, ExxonMobil has rigorously adhered to policies and practices that guide the way we do business. The methods we employ to achieve results are as important as the results themselves.

We pledge to be a good corporate citizen in all the places we operate worldwide. We will maintain the highest ethical standards, comply with all applicable laws and regulations, and respect local and national cultures. We are dedicated to running safe and environmentally responsible operations.

Like other global companies, ExxonMobil is called upon to address an ever-broadening range of issues and challenges. The resourcefulness, professionalism and dedication of the directors, officers and employees of ExxonMobil make it possible for us to



meet these challenges. We have a well-trained, culturally diverse workforce focused on performance and proud of its high standards of safety and integrity.

This report describes how we translate our commitment to good corporate citizenship into action. I hope you will find it both interesting and helpful.

Sincerely,

Lee R. Raymond
CEO and Chairman

Technology enables progress

Over the last 120 years ExxonMobil has evolved from a regional marketer of kerosene in the U.S. to the largest petroleum and petrochemical enterprise in the world. Much has changed in that time. When we began, transportation was by horse-drawn wagon. Two decades passed before the Duryea brothers perfected their early gasoline-powered autos and the Wright brothers experimented with airplanes. Making products for the space program was, obviously, beyond imagining.

Today we operate in nearly 200 countries and territories and are best known by our familiar brand names: *Exxon, Esso* and *Mobil.* We make the products that drive modern transportation, power cities, lubricate industry and provide the petrochemical building blocks that lead to thousands of consumer goods.

As society's needs have changed and products have evolved, our commitment to technology and innovation has allowed us to continuously meet the world's needs for energy and petrochemicals.



1886 Herman Frasch, our first research chemist, discovers how to *remove sulfur from* kerosene. Low sulfur technology is still used today to make clean-burning gasoline.



1893 The company lubricates the Duryea brothers' gasoline-powered automobile.



1900 The first-in-industry product development laboratory leads to a century of breakthrough new product discoveries.



1901 We help develop the Spindletop oil field near Beaumont, Texas. Spindletop's discovery tripled U.S. oil production and marked the beginning of the *modern petroleum industry.*



1903 Wilbur and Orville Wright make a successful flight using our gasoline.

1906 We develop Mei-Foo lanterns to burn kerosene efficiently. These lamps were imported by the *millions throughout China.*





1920 The company makes isopropyl alcohol, the first commercial petrochemical. Isopropyl alcohol is used in cosmetics and rubbing alcohol.



1926 *Premium brand Esso* motor gasoline goes on sale.



1927 Charles Lindbergh uses *Mobiloil* in the *Spirit of St. Louis,* on the first solo flight across the Atlantic.

1930s We invent butyl rubber. Today ExxonMobil is the world's leading producer of this product, used in tire innerliners due to its exceptional air retention properties.



1938 We invent fluid catalytic cracking, which *Fortune Magazine* calls the most important chemical innovation in the first half of the 20th century. The process helped fuel Allied war planes and today makes clean fuels for cars, trucks and planes.





1946 We establish the first-in-industry occupational health organization to foster a safe work environment. Today more than 500 employees are devoted to safety, health and environment related science.





1954 Our lubricants sail on the *USS Nautilus,* the first atomic-powered submarine.

1880 1890 1900 1910 1920 1930 1940 1950

ExxonMobil's commitment to technology development and commercialization has fueled its growth to become the world's leading petroleum and petrochemical company. The company has three core business areas: ***Upstream*** — exploration, development and production of oil and natural gas, and natural gas marketing; ***Downstream*** — refining and marketing of petroleum products such as motor gasoline and lubricants; and ***Chemical***.

Upstream

ExxonMobil explores for oil and natural gas on six of the seven continents. As a result of its technology breakthroughs, the company is a leader in deepwater development in waters deeper than 4,000 feet. We produce more than four million oil-equivalent barrels per day from about 30,000 wells in 25 countries. The company has 72 billion oil-equivalent barrels of petroleum and natural gas resources located in some 40 countries.

Downstream

ExxonMobil's downstream business includes 46 refineries in 26 countries that supply 6.3 million barrels per day of refined products. We have ownership interests in more than 300 terminals that provide storage as products move to the 43,000 branded service stations, 700 airports and 300 seaports. Under the *Mobil, Exxon* and *Esso* names, we provide leading-edge conventional and synthetic finished lubricants. An active research effort on next generation ultra-low emission fuels and fuel cells is underway.

Chemical

ExxonMobil Chemical Company manufactures petrochemical products that are the building blocks for thousands of packaging, consumer, automotive, industrial, medical, electrical and construction materials that make life better for people around the world. It has 54 major plants in 19 countries. Technology breakthroughs in "smart" catalysts allow creation of "designer" plastics to fit specific product applications.



1964 "Put a Tiger in Your Tank" advertising campaign starts.


Mobil
1

1970 Introduction of the first synthetic lubricant extends engine life.



1997 We introduce *SpeedPass*, which brings convenience to gasoline customers.



2000 Our special lubricants aboard the International Space Station enable space walks.

1960 1970 1980 1990 2000

1965 We set a record for the deepest offshore oil production. Subsequent records were set in 1968, 1970, 1972 and 1977. Deepwater drilling discoveries are producing new supplies to meet the world's growing demand for oil and gas.



1964 Our invention of 3-D seismic technology allows a visual picture of subsurface oil and gas reserves that enables new oil discoveries at reduced cost.





1980s Work commences with Toyota on next generation fuels for hybrid engines and fuel cells. These technologies offer the potential for high performance with near-zero greenhouse gas emissions.



1980s Metallocene catalysts allow for development of "designer" plastics and synthetic rubber molecules that can be custom built to fit a variety of consumer goods, ranging from car bumpers to wine corks.



2001 Our latest generation subsurface reservoir computer simulation modeling — EM[power] — allows geologists to predict the movement of oil over time to maximize the amount of oil produced and reduce the number of oil wells.

Guiding principle:

The way we conduct our business is as important as the results themselves. Integrity is the cornerstone of corporate citizenship. We expect everyone — directors, officers, employees and suppliers acting on our behalf — to observe the highest standards of ethics.

At ExxonMobil we have long recognized the importance and value of business integrity. The means by which we achieve our results are just as important as the results themselves. We have communicated this message for decades and remind all of our employees of this policy every year. Our ethics policy, like all of our policies, is clear-cut, straightforward and applies to everyone without exception.

The strength of any policy lies in how well it is implemented. At ExxonMobil, we not only test the effectiveness of our ethics policy, we also ensure that proven management control systems are in place throughout our operations. While we continue to improve upon these systems, they provide the basic framework for ensuring operational excellence throughout our company. We believe that a disciplined approach to managing the business is good business.

Board of Directors

The Board of Directors oversees the business affairs of the Corporation. To ensure independence and objectivity, a substantial majority of the board members are non-employees. Five of the seven board committees consist entirely of non-employee directors. The Board Audit Committee is empowered to investigate any matter brought to its attention — with full access to all books, records, facilities and personnel of the Corporation.

Standards of Business Conduct

The *Standards of Business Conduct* is at the heart of our controls system. These policies were first published nearly 40 years ago and have been continually enhanced over the years. The policies deal with business ethics, conflicts of interest, antitrust, equal employment opportunity, harassment in the workplace, and safety, health and environmental performance.

A disciplined approach

A disciplined system of business controls guides how we work. It stresses open communication, policies and procedures regarding ethics and other standards of business conduct, proper recording of business transactions, and protection of company assets. No employee, regardless of position, is exempt.

Straightforward system of controls

A System of Management Controls – Basic Standards document provides the basic criteria for managers to establish effective controls. The system addresses organizational structure, formation of business entities, control of financial instruments, and standards for foreign-exchange operations.

Employee authority

Specific procedures outline authority that employees do and don't have, thereby ensuring that business transactions are approved and executed by the appropriate level of management.



Employee dialogue identifies potential problems and improvements.

Business practices reviews
Managers also regularly review and discuss the *Standards of Business Conduct* in employee meetings. Employees are encouraged to raise any issue, question or concern with their direct supervisor or representatives of Audit, Human Resources, Law or Controller's.

Formal reporting requirements
Despite the presence of sound management controls, we recognize that with operations in almost 200 countries and territories, there may be violations of company policies. If a problem occurs, the appropriate managers promptly review the incident and take consistent disciplinary action. Upward reporting guidelines, which extend to the Corporation's Management Committee and Board of Directors, ensure appropriate management review.

Management representation letters
Managers of each organization are required to annually confirm in writing their compliance with our *Standards of Business Conduct*, and financial reporting standards.

Auditing and compliance
The Internal Audit staff independently assesses compliance with policies and procedures, and evaluates the effectiveness of all financial and related controls. Managers are obligated to evaluate all Internal Audit findings and recommendations and take appropriate action. About 300 audits are conducted annually across all business units.

Independent external auditors review corporate financial statements to ensure accuracy and conformity with generally accepted accounting principles.



Specific procedures outline employee authority, thereby ensuring that transactions are properly approved and executed.

ExxonMobil takes many steps to assure the independence of external auditors. For example, we strictly control and review their work on other projects with the Board Audit Committee.

Safety, health and environmental compliance
Many of our operations and products, while vital to the world's interests, present potential risks to our employees and customers, and to the community. Managing such risks is a critical aspect of our business. In 1992 we developed the Operations Integrity Management System, or OIMS, a comprehensive, structured process to manage these safety, health and environmental activities. Under OIMS, management, with support from technical experts, regularly assesses operations. Each year, about one-third of ExxonMobil's major operations are reviewed by experts from outside the organization being evaluated.

Under OIMS, we review specific hazards that we believe could have major incident potential and take steps to mitigate risks. (See next section for a more complete discussion of OIMS.)

Drug and alcohol use
Alcohol, drug or other substance abuse by employees impairs performance and safety. The use or possession of illegal drugs, misuse of legitimate drugs, and use or possession of unprescribed controlled drugs on company business or premises, or being unfit for work due to drug or alcohol use are strictly prohibited. Today, no employee with a history of substance abuse will be permitted to work in a position critical to the safety and well being of employees, the public or ExxonMobil.

Guiding principle:

ExxonMobil is committed to maintaining high standards of safety, health and environmental care. We comply with all applicable environmental laws and regulations, and apply reasonable standards where laws and regulations do not exist. Energy and chemicals are essential to economic growth, and their production and consumption need not conflict with protecting health and safety or safeguarding the environment. Our goal is to drive injuries, illnesses, operational incidents and releases as close to zero as possible.

We care deeply about how our products and operations affect our employees, neighbors and customers. Our products, properly used, provide great benefit to society. We know our neighbors have a direct interest in how well we operate.

While our operations do involve risks, such risks can be substantially reduced if managed properly. We spend considerable time, effort and money to do so.

Valdez: reflections on learning and improving

We have learned from the events of the 1989 Valdez oil spill. It was a terrible accident everyone in our company regrets. From the onset of the event to today, we have accepted responsibility for the accident and sought to mitigate its impacts. As a result, we committed to build into the fabric of our company a continuous improvement program to make what were already industry-leading environmental protection policies pre-Valdez even stronger. We have helped establish and fund a worldwide network of oil spill cooperatives and stockpiled our own equipment for rapid response. Moreover, we have continued and expanded our research on dispersants and bioremediation techniques to speed environmental recovery should a spill occur.

Most important, we initiated a comprehensive program — Operations Integrity Management System (OIMS) — to manage risk and help prevent all types of incidents in the future. Today OIMS has become the respected benchmark approach for the prevention of incidents.

OIMS provides a framework for meeting our commitments to the highest operational standards of safety, health, product safety and environmental protection. OIMS has been updated to comply with the 1996 guidelines set by the International Standards Organization (ISO), which developed standards for environmental management systems (ISO 14001). In verifying ExxonMobil compliance with the standards of ISO 14001, Lloyd's Register Quality Assurance noted in 2001 that



Emergency response drills such as this fire response exercise at a liquefied petroleum gas terminal in Thailand are designed to be as realistic as possible.

"We further believe ExxonMobil to be among the industry leaders in the extent to which environmental management considerations have been integrated into its ongoing business process."

Safety and Health

ExxonMobil leads industry in workplace safety

Despite the safety challenges inherent in the work we do, our safety record — both for employees and contractors — is consistently better than the petroleum industry average and continues to improve.

Such safety performance is not the result of happenstance or luck. It's the result of management and employee commitment and accountability. Throughout ExxonMobil operations, safety standards are established, jobs are analyzed, and potential problems and risks are identified. The focus is on recognizing and eliminating hazards before they cause an accident.

Workplace safety also includes protecting the health of employees and contractors working in potentially dangerous environments. In developing countries where ExxonMobil has operations, we've funded programs to combat such health problems as malaria and AIDS.

Safety improvements continue

ExxonMobil achieved another year of safety improvement in 2001, continuing our pacesetting performance within the industry.

The principal measure of worker safety is the Lost-Time Incident Rate, which we use throughout our operations. It quantifies worker absences due to job-related injury or illness. Lost time is expressed in relation to 200,000 work hours, which roughly equates to 100 people working 40 hours per week for one year.


Lost-Time Incident Rate
Lost-Time Injuries and Illnesses per 200,000 Hours Worked
1.0
0.8
0.6
0.4
0.2
0.0
Petroleum Industry Benchmark
94
95
96
97
98
99
00
01
Employees
Contractors


Total Recordable Incident Rate
Total Recordable Injuries and Illnesses per 200,000 Hours Worked
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Petroleum Industry Benchmark
95
96
97
98
99
00
01
Employees
Contractors

Our incident rate for 2001 was 0.09. Our contractor rate was 0.13. Both rates are substantially below the average of the top 75 companies working in the petroleum industry.

We constantly seek to manage the work environment to prevent all injuries, and believe that involving every manager, employee and contractor will eventually make it possible to achieve zero job-related injuries.

Our ongoing operations and new facilities construction projects collectively employ about 200,000 workers (employees and contractors). A major disappointment was the three employee and 10 contractor fatalities we had in 2001. Seven of the fatalities involved motor vehicle or related equipment. According to the U.S. National Safety Council, about 70 highway and home fatalities occur annually in a comparable population.

Although fatalities in 2001 were one-third the level of 1995 and lost-time incidents were one-fifth, we will not be satisfied until we have created a work environment free of injury.



Crews recover air-gun floats during a seismic survey in Australia's Bass Strait. ExxonMobil's Geophysical Operations Group has completed seven years and 15 million project hours without an employee or contractor lost-time injury.

How OIMS works

The OIMS process requires continuous evaluation and improvement of management systems and standards. OIMS establishes a common language for discussion and internal sharing of successful systems and practices among different parts of ExxonMobil's business.

The OIMS framework comprises 11 elements, each with clearly defined expectations that every operation must fulfill. Management systems put into place to meet OIMS expectations must show documented evidence of the following five characteristics:

- The scope must be clear and the objectives must fully define the purpose and expected results;
- Well-qualified people are accountable to execute the system;
- Documented procedures are in place to ensure the system functions properly;
- Results are measured and verified that the intent of the system is fulfilled; and
- Performance feedback from verification and measurement drives continuous improvement of the system.

OIMS requires each operating unit to be assessed by experienced employee teams from outside that particular unit approximately every three years. Self assessments are required in the other years.

During 2001, more than 70 such outside teams assessed performance at about one-third of all ExxonMobil operating units. This level of activity occurs annually.

OIMS elements in action

1. Management, leadership, commitment and accountability.
Employees at all levels are held accountable for safety, health and environmental performance.

Example: Throughout our chemical business, employees annually develop personal safety work plans. Members of senior management share their plans broadly within their organizations.



2. Risk assessment and management.
Systematic reviews evaluate risks to help prevent accidents from happening.

Example: A risk assessment in Africa revealed that vehicle fatalities were 30 times higher than in Europe and the U.S. An ExxonMobil driver training program has led to dramatic improvements.





3. Facilities design and construction.
All construction projects from small improvements to major new expansions are evaluated early in their design for safety, health and environmental impact.

Example: A focus on facilities design has improved energy efficiency by 37 percent at our refineries and chemical plants.

4. Information and documentation.
Information that is accurate, complete and accessible is essential to safe and reliable operations.

Example: In Africa, the fuels and lubes business electronically cataloged country and local procedures to allow access to best practices by all parts of the organization.

5. Personnel and training.
Meeting high standards of performance requires that employees are well trained.

Example: Employees were hired well ahead of the start-up of a major new plant in Singapore to allow time for completion of rigorous training and certification.



6. Operations and maintenance.
Operations and maintenance procedures are frequently assessed and modified to improve safety and environmental performance.

Example: At Imperial Oil's production operation in Alberta, Canada, flaring and venting of natural gas have been reduced by 69 percent over the last five years as a result of new procedures.



7. Management of change.
Any change in procedure is tested for safety, health and environmental impact.

Example: After equipment maintenance and replacement at refineries such as the Torrance, California Refinery, engineers review all changes to confirm that all operating procedures and guidelines are still correct before start-up.

8. Third-party services.
Contractors are important to safe operations.

Example: Our 25 geophysical services contractors – working in 20 countries – have worked seven years without a lost-time injury.



9. Incident investigation and analysis.
Any incident, including a "near miss," is investigated.

Example: Operations around the world share incident investigation results in a common database to allow key learnings to be broadly shared.

10. Community awareness and emergency preparedness.
Good preparation can significantly reduce the impact of an accident.

Example: Like other company business units, ExxonMobil's International Marine Transportation (IMT) affiliate routinely conducts emergency response drills. This training paid off in 2001 when we were called upon to help four non-company vessels in distress.





11. Operations integrity assessment and improvement.
A process that measures performance relative to expectations is essential to improved operations integrity.

Example: At ExxonMobil's European region offices in Brussels, Belgium, teams of experts measure OIMS effectiveness and use the findings to plan future improvements in operations.

Milestones

- Our Malaysian upstream affiliate achieved its second consecutive year of zero lost-time injuries. On a combined employee-contractor basis, the affiliate has logged more than 22 million work hours since its last lost-time injury.
- Our Baton Rouge, Louisiana Chemical Plant achieved 7.2 million work hours without a lost-time injury. The adjacent ExxonMobil refinery completed 4.3 million work hours without a lost-time injury.

Environment

Environmental performance continues to improve

At each of our facilities we track oil and chemical spills, air emissions, water discharges and waste disposal. We closely monitor marine vessel spills.

As shown in the charts below, our emissions continue to decline. The trends in spills and environmental regulatory compliance also are favorable.

Addressing climate change risk

We recognize that the risk of climate change and its potential impacts on society and ecosystems may prove to be significant. While research must continue to better understand these risks and possible consequences, we will continue to take tangible actions and work with others to develop effective long-term solutions that minimize the risk of climate change from energy use without unacceptable social and economic consequences.

Overall, we believe that steps to address climate change should include:

- Scientific research to improve understanding of climate change and its potential risks;
- Implementing economic steps to reduce greenhouse gas emissions now; and
- Research on innovative, advanced technologies that have potential to dramatically reduce emissions in the future. We are actively engaged in this type of research to meet customer demand for new, affordable and environmentally improved products.

Greenhouse gas emissions

The charts on page 12 show ExxonMobil's global greenhouse gas emissions. We've worked for several years to establish reliable internal procedures to measure and understand such emissions. We've also worked with others in the industry to

Regulatory Compliance


Environmental Regulatory Compliance
Number of Penalty Assessments
250
200
150
100
50
0
97
98
99
00
01

Spills


Marine Spills (Operated Fleet)
Number of Spills
25
20
15
10
5
0
96
97
98
99
00
01
Marine (Less than 1 barrel)
Marine (Greater than 1 barrel)

Air Emissions from Operations

Nitrogen Oxide Emissions

Worldwide Refining

Worldwide Chemical

U.S. Refining

Percent Change in Emission Rate from Base Year

Emission Rate Bases *(amount per 100 tonnes of throughput)*
1993: U.S. Refining = 0.034 tonnes NOx
1993: Worldwide Chemical = 0.070 tonnes NOx
1998: Worldwide Refining = 0.026 tonnes NOx


Volatile Organic Compounds Emissions
Worldwide Refining
Worldwide Chemical
U.S. Refining
Percent Change in Emission Rate from Base Year
93
94
95
96
97
98
99
00
01

Emission Rate Bases *(amount per 100 tonnes of throughput)*
1993: U.S. Refining = 0.028 tonnes VOC
1993: Worldwide Chemical = 0.130 tonnes VOC
1998: Worldwide Refining = 0.033 tonnes VOC


Sulfur Dioxide Emissions
Worldwide Refining
Worldwide Upstream
U.S. Refining
Worldwide Chemical
Percent Change in Emission Rate from Base Year
93
94
95
96
97
98
99
00
01

Emission Rate Bases *(amount per 100 tonnes of throughput)*
1993: U.S. Refining = 0.055 tonnes SO_2
1993: Worldwide Chemical = 0.022 tonnes SO_2
1998: Worldwide Refining = 0.083 tonnes SO_2
1998: Worldwide Upstream = 0.029 tonnes SO_2



Efficiency improvements at ExxonMobil refineries and chemical plants have reduced energy use, thereby reducing emissions of greenhouse gases.

develop common measurement techniques and to understand and benchmark emissions from comparable operations.

We believe it's important for companies to understand the greenhouse gas emissions created from their activities. For that reason, we advocate development of reliable, accountable procedures to measure and report greenhouse gas emissions through a registry. Today ExxonMobil can provide reliable information only for business activities that we operate. However, we are working with governments and industry associations to promote development of procedures for mandatory reporting by all businesses, so that in the future we can report emissions for activities we operate and also those in which we share ownership with others.

Our total emissions exceed those of smaller petroleum companies simply because our operations are bigger. However, when scaled to the volume of oil, gas, chemicals and products that we produce, our emissions are similar to those of our competitors. Despite increases in production volumes and product sales over the last several years, total emissions have

Making things better

We're taking important steps to bolster ExxonMobil safety, health and environmental performance:

- *Our U.S. refineries voluntarily reduced so-called TRI emissions by 23 percent during 2000*, bringing the level of these emissions to just 34 percent of the 1988 baseline.*
- *Many ExxonMobil operations now apply behavior-based safety programs to reduce injuries. These programs include job task observations to help make safe behavior a habit and to address factors that cause unsafe behavior.*
- *The application of our new* Passenger and Service Vehicle Management Guide *helps improve safety among employees and contractors whose responsibilities include frequent driving.*
- *Together with the International Petroleum Industry Environmental Conservation Association, ExxonMobil leads the initiative to eliminate lead in gasoline in sub-Saharan Africa.*
- *We're applying new technology to reduce the flaring of natural gas. For example, at facilities in Scotland that support North Sea offshore production, we installed a flare gas recovery compressor and waste gas boiler that together reduce flaring by 90 percent.*

**Most recent data available at time of publication.*

essentially remained flat. Lower energy consumption in refineries and chemical plants helped offset a rise in carbon dioxide emissions in 2001 due to increases in development drilling and production flaring.

We work with automobile manufacturers and others to make the use of our products more efficient. This is critical because greenhouse gas emissions from the use of oil in the global economy occur predominantly (87 percent) from end-users, and less (13 percent) from operations of the oil industry. We have ongoing research programs with General Motors, Toyota and others to develop new technologies to reduce future greenhouse gas emissions.

Our efforts to measure and understand operational greenhouse gas emissions and to develop and utilize advanced technologies reflect a two-decade effort to establish a sound scientific, technical and economic basis to address climate change concerns.



ExxonMobil scientists Dr. Brian Flannery and Dr. Haroon Kheshgi have authored more than 40 published papers on scientific, technical, economic and policy aspects of climate change. Both served as lead authors in the recently completed United Nations' Third Assessment Report of The Intergovernmental Panel on Climate Change.

ExxonMobil Cogeneration Capacity (MW)


Megawatts of Electricity
3,000
2,500
2,000
1,500
1,000
500
0
Residential Households*
960,000
800,000
640,000
480,000
320,000
160,000
0
Pre-70
70-74
75-79
80-84
85-89
90-94
95-99
00-01

*Number of typical U.S. residential households that could be served by the additional energy captured through the improved efficiency resulting from our cogeneration assets.

Energy efficiency improved 35 percent

Since the energy crisis of the early 1970s, we have focused on becoming more energy efficient in our operations. In fact, between 1973 and 1998 we have improved energy efficiency in our refineries and chemical plants by more than 35 percent. The energy saved over that 25-year period is equal to all the gasoline consumed by European drivers for two years. Moreover, this energy savings has the effect of avoiding carbon dioxide emissions equal to the total emissions of the United Kingdom in 1998.

Two ongoing ExxonMobil initiatives contribute significantly to reducing greenhouse gas emissions from our operations.

First, we use cogeneration facilities that can supply 2,700 megawatts of electricity, accounting for over 40 percent of our total power-generating capacity. This

Greenhouse Gas Emissions


Million Tonnes
140
120
100
80
60
40
20
0
00
01
Other CO2 and Methane
Chemical CO2
Refining CO2
Upstream CO2

Greenhouse Gas Emissions


Tonnes of Emissions per 100 Tonnes of Production
80
70
60
50
40
30
20
10
0
Worldwide Chemical
Worldwide Upstream
Worldwide Refining
98
99
00
01



A male Attwater's prairie chicken inflates its orange neck sac as part of the bird's mating ritual. ExxonMobil donated habitat and funds to establish a sanctuary that shelters this bird that is threatened with extinction.

cogeneration reduces carbon dioxide emissions by almost seven million tonnes a year from what they would otherwise have been.

Second, we've extended our efforts in energy efficiency by applying our Global Energy Management System (G-EMS), an approach that reduces energy use, emissions and operating costs at ExxonMobil refineries and chemical plants. Opportunities have been identified to further improve energy efficiency by 15 percent, lowering emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and other gases.

Energy efficiency savings over the next several years will help further reduce air emissions and greenhouse gases per unit of production.

Nurturing biodiversity

We all have a responsibility to be concerned about sustaining the world's biological diversity (biodiversity). Working with worldwide conservation associations, we seek to preserve habitats that will allow species to flourish. Some of our efforts have included donation of critical habitat to support species such as the Attwater's prairie chicken, to ensure turtle preservation and to actively participate in reforestation efforts by planting more than two million trees in the last five years.

ExxonMobil also has focused on our Save the Tiger initiative. Because of our long history with these magnificent animals as a corporate symbol, we feel a special obligation to ensure their survival.

Sustainability: managing for today and tomorrow

Sustainability is a critical consideration in how we operate the company.

We recognize the importance of sustainable development, a process that seeks to protect the aspirations of future generations.

As a major energy supplier, we seek to maximize the contributions we make to economic growth, environmental protection and social well-being over the long run.

Through the use of advanced technology, we have continued to add to the known reserves of oil and gas at a greater rate than they have been depleted, greatly extending the time period when affordable petroleum resources can meet the world's demand for energy. We believe this approach to be consistent with sustainability.

Our research and technology have enabled energy producers and consumers to improve efficiency and to reduce carbon dioxide and other emissions. Our operations continually seek ways to reduce the footprint that we leave.

We are working on ways to bring our science and technology expertise to energy-related solutions that are technically and economically viable.

We also consider the impacts of our operations on habitats and look for ways to meet our business needs without damaging habitats. We will continually look for opportunities to demonstrate that oil and gas development and biodiversity can be mutually sustained.

Science and technology research delivers improvements

ExxonMobil conducts extensive research relating to safety, health and environmental issues. We are working to improve our manufacturing processes, reduce wastes, minimize our footprint, improve operating standards and ensure the safety of our products.

Nearly 500 employees are engaged in safety, health and environment-related science and technology research.

Much of our environmental research focuses on new ways to remove nitrogen compounds from air and water emissions.

Our extensive testing of products provides information on the properties and potential risks to employees, consumers and the environment. Much of the work is done at laboratories of ExxonMobil Biomedical Sciences, Inc. (EMBSI) in New Jersey.

EMBSI provides services in toxicology, occupational and public health, and product stewardship to affiliates worldwide. Its 160-member staff of industrial hygienists and medical professionals assists employees and contractors through the occupational health network. This network assures that health and safety standards are applied worldwide.

We developed systems to reduce safety incidents by including human factors in engineering projects. We are encouraged by positive safety results in recent major construction projects.


Mobil
1
Barbara Kelly prepares to test the biodegradability of a synthetic fluid. The ping-pong balls serve as a barrier to minimize water evaporation.

Our highly automated plants use sophisticated alarms to alert personnel of operational upsets. We have worked with Honeywell for many years to make these systems highly reliable and easy to monitor. We've also co-developed with Akzo Nobel a new refining technology (*SCANfining*) that selectively removes sulfur during the gasoline manufacturing process.

Safety performance is important in its own right. But it also reflects a discipline that carries over into everything we do, including protecting the environment and satisfying customer needs for energy and petrochemicals.

Recognition for outstanding performance

- The U.S. Department of the Interior awarded its 2001 National Safety Award for Excellence and its Corporate Citizen Award to ExxonMobil. The SAFE Award cited the company's safety and operations record at offshore facilities in the Gulf of Mexico and offshore California. Minerals Management Service Director R.M. Burton has called recipients "the best of the best."
- ExxonMobil's international marine shipping subsidiary — IMT — won the British Safety Council's Sword of Honor for its world-class safety system and integration of best practices throughout the organization. The group also won the Royal Society for the Prevention of Accidents highest award. The shipping organization has logged more than two million work hours without a lost-time injury.



ExxonMobil's SeaRiver Maritime has been honored for two consecutive years by the State of Washington for exceptional compliance with the state's voluntary standards for safety and environmental protection. Shown at the award presentation are (from left) Paul Revere, president of SeaRiver Maritime; Tom Fitzsimmons, Director of Washington's Department of Ecology; and U.S. Coast Guard Rear Admiral Erroll Brown.



A comprehensive commitment to safe operations by employees like Nazri Ason helped ExxonMobil's Malaysian affiliate achieve two consecutive years of zero lost-time injuries.

- A loss prevention system at the Campana Refinery in Argentina earned *Esso* the Argentinean Institute of Petroleum and Gas Safety Award.
- Two ExxonMobil employees, Linda Williamson and Mark Hidalgo, received the Outreach Award from the National Voluntary Protection Program Participants Association in 2000 and 2001, respectively. The annual award honors a single individual for his or her efforts to improve worker safety and spread the cooperative approach of the U.S. Occupational Safety and Health Administration program.
- ExxonMobil Canada received the 2001 VCR Upstream Oil and Gas Leadership Award for reducing emissions and improving energy efficiency. Since 1994 the company cut its energy consumption by an amount that would heat more than 43,000 homes for one year, and reduced CO_2 emissions by approximately 580,000 tonnes. During this period production increased 30 percent. VCR is a partnership of government agencies, industrial companies and other organizations.
- The Chamber of Shipping of America awarded its Devlin Award to 21 ExxonMobil marine transportation vessels. The Devlin Award recognizes vessels that have operated two years or longer without a lost-time injury.
- The U.S. Coast Guard presented its prestigious William M. Benkert Gold Award of Excellence for marine environmental protection to ExxonMobil's U.S. marine transportation affiliate, SeaRiver Maritime. The company also secured the Washington State Department of Ecology Exceptional Compliance Award for high standards of operations and oil spill prevention. The company is the first to be recognized by the State of Washington for exceptional compliance.
- Our chemical joint venture with Saudi Basic Industries Corporation in Al-Jubail, Saudi Arabia was recognized for safety excellence by the Construction Users Roundtable.
- The Thailand Ministry of Science, Technology & Environment presented its Outstanding Energy Conservation Award to the *Esso* Sriracha Refinery.



Linda Williamson, an employee at the Hull, Texas LPG storage facility, and Mark Hidalgo, an employee at the Beaumont, Texas Refinery show the awards they received for their efforts in promoting safety in the workplace.

Our commitment to governments, communities and societies

Guiding principle:

We pledge to be a good corporate citizen in all the places we operate worldwide. We will maintain the highest ethical standards, comply with all applicable laws and regulations, and respect local and national cultures.

We continue our long tradition of improving the communities where we operate by improving health programs and education and by creating jobs, which leads to prosperity. We want to help develop prosperous, stable communities — not only because they're good places to do business, but because we care about our neighbors and the places we call home.

We listen to our neighbors who have opinions and concerns about the impact of our business on communities around the world and respond to their ideas.

This engagement and dialogue with customers, neighbors, governments and non-governmental organizations is the foundation of the associated community and social support programs we undertake. These latter activities include efforts to improve education, the environment and health care. We fund museums and the arts. We support community service groups, particularly those that help underprivileged or under-represented populations.

We recognize that there are many ways to do things and we respect the rights of local populations to set their own course.

Doing our job well is the priority

ExxonMobil achieves the greatest good for society when we do our job well. That job is producing oil and natural gas and providing energy and chemical products — such as fuels, lubricants and plastics — at competitive prices in a safe and environmentally responsible manner.

That's our key role in society. In fulfilling it, we achieve much good for many people. We provide jobs in the countries and territories where we operate. We generate tens of billions of dollars in tax revenue for governments. Our operations help developing nations improve their economies, and therefore the lives of their citizens. Our energy supplies help increase productivity worldwide. And our chemical products help improve everything from children's car seats and food packaging to consumer products and tires.

The link between energy and economic growth

Since the dawn of the Industrial Age, energy use and economic growth have been closely linked. Even with the latest advances in energy-saving technology, a growing economy requires energy for more houses, schools, hospitals and office buildings that must be constructed, furnished, heated and cooled.

Adding value to communities

With operations spanning the globe, ExxonMobil generates sizable revenue — approximately $213 billion in sales. Where does that money go? Who benefits?



ExxonMobil's most important contribution to society is providing competitively priced energy in a safe and environmentally responsible manner.

Energy and Economic Growth Are Linked


Percent Annual Rate of Growth
7
6
5
4
3
2
1
0
-1
70
75
80
85
90
95
00
World Economic Growth
Energy Consumption

Source: ExxonMobil estimate

The Multiplier Effect – U.K. Example


Percent of Jobs
100
90
80
70
60
50
40
30
20
10
0
1998
Induced Jobs
-jobs induced when income earned in the industry and the supply chain are spent
Indirect Jobs in Supply Chain
Direct Offshore Oil & Gas Industry Jobs

Source: Oil & Gas Employment-May 2001
A report by Cogentsi & PACEC, commissioned by the U.K. Offshore Operators Association (UKOOA), to estimate the number of jobs supported by U.K. Oil & Gas industry.

The largest beneficiaries are the companies — and their employees — that provide materials and services to us. Governments also receive significant funds in the form of taxes. In 2001, ExxonMobil paid $65 billion in taxes, an amount that is more than double the total of payments to employees, dividends to shareholders, business reinvestment, and research and development costs.

The multiplier effect

Major investments and payments for materials to local companies create benefits that cascade through the economies where we do business. These expenditures result in direct and indirect job creation. According to a 2001 report by Cogentsi & PACEC, a U.K. consulting firm, for every 10 petroleum industry jobs created, 90 others are required to provide direct and indirect services.

Poverty: greatest enemy of the environment

People in the poorest countries have the same basic needs as people anywhere. But their energy choices are limited so they often cut down forests to have fuel for cooking and heating. Where wood is scarce, they use animal waste. Locally mined coal may be burned in open stoves and crude furnaces. These fuels exact a cost in poorer health from smoke, soot and waste-borne diseases as well as deforestation. The World Health Organization reports that more than four million children in the developing world die annually from respiratory infections, a substantial portion of which are caused by indoor inhalation of smoke and soot from non-petroleum fuels.

As incomes grow, petroleum and natural gas fuels become available and choices improve. These fuels are cleaner burning and easier to obtain and handle. They increase agricultural productivity and reduce the need to cut down forests for fuel.

As societies develop, they are better able to provide both economic growth and environmental improvement. Emerging economies need not reach a U.S. level of income before they realize improvements such as low-emission autos and fuels, factories and power plants. For example, when the government of Thailand wanted to reduce vehicle emissions to improve air quality, ExxonMobil introduced advanced sulfur reduction technologies for motor fuels.

Distribution of ExxonMobil Revenue – 2001
(Billions of U.S. Dollars)


225
200
175
150
125
100
75
50
25
0
Other
32
Materials and Services
116
Government Taxes
65
Research and Development
0.6
Invested in Business
10.0
Shareholders Dividends
6.3
Share Repurchase and Interest
6.3
Employee Compensation and Benefits
8.4

Good works in Africa

A major project in Chad and Cameroon illustrates how communities benefit when ExxonMobil fulfills its basic role of developing energy. Both these African nations are among the world's poorest. Working with the World Bank, ExxonMobil and its partners are investing $3.5 billion to produce oil in Chad and move it by pipeline to the west coast of Cameroon for export. Local employment is currently 9,500 people, 85 percent of whom are Chadian or Cameroonian. The project will provide billions in royalties and taxes. Of this income paid to governments, 85 percent will be used for social programs to help local citizens.

Planned projects include creation of new health facilities, schools, water supplies and two new national parks.

ExxonMobil health professionals are working to improve health conditions. Ten thousand persons received screening for sleeping sickness and 20,000 mosquito nets were distributed. Polio vaccines were made available and we're funding scholarships to train 30 local nurses.



Students at rural schools in Malaysia now have access to Internet-based education tools thanks to funding provided by ExxonMobil.

Our pledge on human rights

ExxonMobil condemns the violation of human rights in any form. Our *Standards of Business Conduct*, which is the foundation policy for the Corporation, sets the tone for the conduct of our business in each ExxonMobil location around the world. We believe that the *Standards of Business Conduct* are consistent with the spirit and intent of the principles set forth in the Universal Declaration of Human Rights, to the extent that the provisions of this Declaration adopted by governments are relevant to private entities.

We contribute to furthering human rights by enhancing economic and social well-being. We support numerous community-based initiatives around the world to develop institutional capacities in health and education, areas considered fundamental to the universal enjoyment of human rights.

We recognize that security and respect for human rights can and should be consistent. The promulgation of the Voluntary Principles on Security and Human Rights by the governments of the United States and the United Kingdom is an affirmation of the constructive role business can play in protecting human rights.

We believe our stand on human rights sets a positive example for governments in the countries in which we operate. In countries beset by local insurgencies and armed conflict, we have made it clear that we condemn all human rights violations. We have dealt with these issues for many years and believe our efforts have improved the quality of life in these communities.

Bribery and corruption prohibited

ExxonMobil's longstanding ethics policy prohibits bribery and corruption. All employees and agents of the Corporation are required to comply with the ethics policy and applicable laws.

Engagement with governments

The nature of our work is important to many countries because of the linkage to economic development. In many cases, oil and gas resources are a national asset managed by the government itself.

As guests of national governments, we can do things that both help improve historical practices and promote more citizen involvement. We seek to improve the lives of individuals by helping them help themselves and by engaging with communities and host governments. Our efforts can play a catalytic role in getting people started, in training and giving initial support to small business owners, in obtaining access to micro-finance for new enterprise, and in generating jobs and hope for young people.

Fighting to end malaria
Dr. Steven Phillips, International Medical Director for ExxonMobil, says malaria is one of the world's most devastating diseases. "Despite being preventable and curable, malaria kills more than a million people each year, with most of these deaths occurring in Africa," he says.

To fight this lethal disease, we help fund Roll Back Malaria, a program launched by the World Health Organization, United Nations agencies (UNICEF, UNDP), the World Bank, and the governments of several malaria-infected countries. Roll Back Malaria promotes the use of insecticides, new technology and medicines to control and treat the deadly disease.

We work with governments and others on an enhanced control program in at-risk regions where we operate, such as Angola, Cameroon, Chad, Equatorial Guinea and Nigeria. We also fund programs such as the Harvard Malaria Initiative and Medicines for Malaria, which focus on developing new anti-malarial drugs through private-public research partnerships.


Annual Deaths from Malaria
4.0
3.0
2.0
1.0
0.0
Millions
World
Africa
Asia
Central and South America
1900
1930
1950
1970
1999
Source: Roll Back Malaria; R. Carter

In an effort to reduce the spread of AIDS in Africa, the company is working with local communities to strengthen HIV education and prevention programs. ExxonMobil joined in a public-private partnership in Angola that supports a variety of community-focused HIV/AIDS education and prevention strategies. In Chad and Cameroon, programs to prevent and mitigate the effects of HIV/AIDS are part of our World Bank-approved environmental management plan. In supporting such public health initiatives, our goal is to work with governments and non-governmental organizations to ensure that the benefits of oil and gas development will contribute to lasting improvements in health status throughout the developing world.

Education around the world
As a science- and knowledge-based company, ExxonMobil supports education programs in most of the communities where it operates.

In the U.S. we focus on improving mathematics, science and engineering education, with particular emphasis on creating opportunities for minorities and women. We are the largest supporter of the National Action Council for Minorities in Engineering.

We have provided schools with computers, Internet connections and teacher training in places as diverse as rural Malaysia, Brazil and Sakhalin Island in Russia. In Azerbaijan we have helped translate and distribute textbooks, dictionaries and encyclopedias. In the United Kingdom, the ExxonMobil Growing School Links Program helps schools with a variety of science, math and environmental education initiatives.

Building business skills in Nigeria

An ExxonMobil affiliate in Nigeria is partnering with the World Bank's International Finance Corporation (IFC) to support micro-enterprise development and provide small business skills training through IFC's STEP project (Support and Training Entrepreneurship Program). Employing recent Nigerian university graduates and giving them specialized business training, STEP markets its services for a modest fee. Services include skills training for youths and small business support and advisory services for the micro-enterprise sector. Everything from basic stock-taking, accounting and marketing to small entrepreneurial and co-operative ventures is covered. Among recipients of STEP services are small market traders, produce sellers, fishermen, farmers, tailors, potters and shoemakers.

Junior Achievement receives not only financial support but also active employee volunteer involvement for its work in several African nations, as well as in Asia and the U.S.

Building local capabilities
Some countries where we do business are extremely poor and lack infrastructure and other advantages that may be present in other countries. As we do our work, we often contribute to improvement in the local economy.



Among ExxonMobil's many community assistance programs in Africa is an initiative that brings piped water to local residents.

A key area of focus for us is promoting the rule of law. We also emphasize our promotion of locally hired employees based on ability.

Chad-Cameroon: the largest public consultation in Africa

During the course of project planning for Chad oil production and the pipeline to Cameroon, there was extensive environmental planning and public consultation. This included over 900 public consultation meetings in more than 300 villages in the oil field area and pipeline route.

As a result of these discussions, there were pipeline route changes to avoid Bakola Pygmy villages, hunting areas and environmentally sensitive habitats. Compensation was made for crops lost during construction and for resettlement.

Our training of local employees and contractors helps build capacity and competency for economic growth. As a pacesetter in developing and using leading-edge technology and processes, we must invest in the abilities of individuals who perform such tasks as monitoring pressures within a complex refinery, working on a drilling platform, or driving a gasoline tank truck through a crowded city. Such training and work experiences not only enhance employees' competencies, they increase the growth capacity of the local economy.

Working with local residents

Most often our work with local communities involves our role as a supplier of fuel products or our operation of local facilities. At virtually all of our facilities, we have ongoing community dialogue in the normal course of doing business. At our major facilities — refineries, chemical plants and fuel product terminals — we generally have more formal programs to facilitate community relations outreach. These activities vary from place to place as the needs, desires of local residents and the requirements of local governments vary.

Helping communities in trouble

Calamity can befall any community. ExxonMobil has a record of moving quickly to assist in these special circumstances, with financial contributions, collections for the homeless and providing people, equipment or fuel to help rebuild damaged infrastructure. We have assisted residents of Central America recover from Hurricane Mitch by helping rebuild water supplies, donating fuel for rescue helicopters and for shipping critical supplies on tankers. Also, ExxonMobil and its employees provided help to citizens of Lagos, Nigeria suffering from an explosion and fire at a local armory, and to residents of Houston, Texas faced with severe flooding. Most recently, in our first global disaster relief effort, ExxonMobil and its employees contributed $21 million to assist families affected by the September 11 attacks on New York and Washington.

ExxonMobil and its employees have a long tradition of generous support to the United Way and other community service organizations. In addition to financial support, our employees also are active volunteers in their communities, assisting all manner of educational and community service organizations.

Our community outreach process can be new to some countries. Involving the community in the early stages of project development ensures that local issues are recognized and addressed. Discussions with local residents about environmental



Orange orchards border the company's Wakayama Refinery south of Osaka, Japan. Beginning more than 30 years ago, ExxonMobil and neighboring farmers organized the Orange Orchard Patrol. Individual trees are selected for special monitoring.

risk mitigation plans often enhance community relationships and create trust.

Partnering with minority-owned and women-owned businesses

ExxonMobil believes supporting minority-owned and women-owned businesses builds stronger communities and produces solid business results. In 2001 our U.S. minority-owned supplier spending was $200 million and U.S. women-owned supplier spending also was $200 million.

In the U.S., we fund scholarships for minority suppliers to attend the University of Virginia's Darden School of Business and Northwestern University's Kellogg Graduate School of Management.

ExxonMobil has twice received the National Minority Supplier Development Council's Corporation of the Year Award, and ExxonMobil Chairman Lee Raymond received the organization's Leadership Award.

Transferring skills and technology

ExxonMobil investments in oil and gas projects in developing economies bring many benefits to those communities. One of the most important is the transfer and development of skills and technology.

A prime example can be found in Malaysia, where an ExxonMobil affiliate works in partnership with Malaysia's national oil company, Petronas.

Malaysia Shipyard and Engineering (MSE), an independent Malaysian company, was formed in 1973, and its first oil and gas job was building living quarters for an offshore platform operated by ExxonMobil. "Later we began building platform jackets and sophisticated process modules," says Abdul Rahim Abdul Rahman, MSE's chief executive officer.

MSE now works for ExxonMobil on building components for five offshore platforms. Rahim recalls that in the early days, building facilities to ExxonMobil's safety and quality

Minority contributions

ExxonMobil supports the improvement of social, educational and economic opportunities for minority groups in the U.S. through contributions to the National Urban League, the National Association for the Advancement of Colored People (NAACP) and SER-Jobs for Progress. Funds establish career centers and technical certification programs.

Promoting community safety

An ExxonMobil highway safety inspection program in Africa found that one in every five contractor trucks failed to meet company standards. Failing trucks were rejected and a team of specialists launched the Road Transportation Safety Management System featuring defensive driving, hazardous materials handling, driver medical exams and performance reviews.

"Help Us Help" the children

Buy a liter of Esso *or* Mobil *fuel and part of the profit will directly assist a child in need. This retailer-led campaign is helping thousands of children in Central and South America and the Caribbean. A dozen campaigns have raised $1 million for substance abuse programs, medical equipment for burn victims, support for the blind, and earthquake recovery.*

standards posed a challenge for Malaysian workers. "But that's changed," he says. "Our workers can now fully meet those standards, which gives us the chance to compete internationally. Working with ExxonMobil has certainly benefited and nurtured us."

Involvement in the political process

ExxonMobil encourages active participation by all parties in the political process, consistent with local laws and customs, which vary widely around the world.

We believe the rights of citizens in a democracy include voting, contributing financially to the party or candidate of one's choice, keeping involved in political matters, serving in political bodies and campaigning.

The Corporation makes political contributions in Canada and the United States only where they are both permitted by law and approved by the ExxonMobil Board of Directors.

In addition, in the United States, ExxonMobil employees may voluntarily contribute to the ExxonMobil Political Action Committee which, in turn, provides support to political candidates.

Trees Planted by American Forests and ExxonMobil


Cumulative Planting in Millions
2.4
2.0
1.6
1.2
0.8
0.4
0
96
97
98
99
00
01

School children in the United Kingdom gathered seeds to grow tree seedlings as part of the *Esso*-sponsored Trees of Time and Place campaign. ExxonMobil is a major supporter of reforestation groups around the world including American Forests, which has projects underway in the U.S., Europe and Siberia.



The Singapore Chinese Orchestra performs at one of the monthly free outdoor concerts sponsored by *Esso* and the National Arts Council.

Medical care in Indonesia

For a quarter century, ExxonMobil has provided medical services to citizens living near our operations in North Aceh, Indonesia. More than two million people have received quality medical care from the company. We're now building a second Civic Mission Center to supplement the first facility, which cares for as many as 500 patients each day.

Sharing our views

The open exchange of ideas on public policy issues is a cornerstone of a free society. Because we believe our corporate perspective matters, we regularly share our ideas publicly in a variety of ways, including publication of opinion columns in *The New York Times* and *The Washington Post*. Participating actively in public debates on energy and business policy issues helps us keep communities informed about important energy matters that affect them.

Charitable contributions

ExxonMobil believes strongly in investing in the communities where we operate. As a company we contribute funds and, equally important, ExxonMobil employees contribute personally with their time and money.

In 2001 ExxonMobil contributed $126 million to community-serving organizations and projects worldwide. Our contributions built roads, schools, medical facilities, water lines, sewer systems and desalination plants. They funded health care initiatives, community centers and arts programs. They provided scholarships to students and grants to universities. The proportion of contributions outside the U.S. is rising, reflecting our increased project spending in developing countries.

In addition to direct contributions from ExxonMobil, we encourage our employees, retirees and their families to make their own contributions of time and money to nonprofit organizations. Through our Volunteer Involvement Program, more than 300,000 hours of volunteer time was provided to charitable organizations in the U.S. in 2001.

Total 2001 Giving $126 Million



Civic & Community Services ($43.3 million)
Higher Education ($24.6 million)
Arts ($19.7 million)
Environmental ($8 million)
United Appeals & Federated Drives ($6.5 million)
Public Information & Policy Research ($5.7 million)
Health ($5.1 million)
Pre-College Education ($13 million)

Guiding principle:

Success depends on our ability to consistently satisfy ever-changing customer preferences. We pledge to be innovative and responsive, while offering high-quality products and services at competitive prices.

Gasoline. Heating oil. Natural gas. Lubricants. Plastics. It's hard to imagine life without the products manufactured from petroleum and chemicals. They fuel our economies, heat our homes, and make our lives easier and more enjoyable.

ExxonMobil produces these products for consumers in every corner of the world. Each day we market about 95 million gallons of gasoline, 16 percent of the world's airplane fuel and 10 percent of the world's ship fuel.

Growing energy demand

In 1900 the world consumed about a half-million barrels of oil per day. Today's daily consumption exceeds 76 million barrels. Energy is produced in scores of countries. This diversity of supply is good news for consumers. Competition among countries keeps prices moderate and reduces the risk of a supply interruption.


Major Effort Required to Meet Global Demand
Millions of Oil-Equivalent Barrels per Day
160
120
80
40
0
1980
1990
2000
2010
Required New Production
Oil and Gas Demand
Existing Production

The challenge is to find more oil and natural gas because demand in 2020 could be as much as 50 percent higher than today. According to the International Energy Agency, about half the oil and gas we'll need in 2010 has yet to be put into production. To do this, the energy industry must develop new technology and invest as much as one trillion dollars. As our contribution to this challenge, ExxonMobil is currently undertaking some 90 major new development projects in 21 countries on five continents.

Technology to find new oil

We've taken the search for oil and gas to ever-harsher operating environments. New ExxonMobil technology allows us to produce oil in waters nearly a mile deep and hundreds of miles offshore. We believe so strongly in technology solutions that we maintain the industry's leading research capability, with some 1,900 scientists and engineers and $600 million spent in 2001 on energy-related research.

With the almost $9 billion we spent in 2001 on oil and gas exploration and development, the cumulative amount spent on such activities during the past 20 years reached $165 billion.

Making products better

Our fuels, motor oils, lubricants, waxes, plastics and chemical products are manufactured at 46 refineries and 54 chemical plants around the world.

We're drivers too

ExxonMobil is always looking for ways to help drivers have a better experience on the road and at its service stations.

Last year we completed an 18-month research project in 40 countries concerning attitudes related to life on the road. In an increasingly mobile world, people are pressed for time. There is frustration, congestion and aggressive driving. Having to stop for gasoline is necessary, but sometimes inconvenient.

"Despite the differences in geographic regions and cultures, the frustrations felt about driving were quite common — from Miami to Cairo to Sydney," said Stew McHie of ExxonMobil Fuels Marketing.

Drivers want a better experience when they do stop to refuel and refresh. So the company is working harder to offer products and services to meet this need, such as faster service, local directions, and cleaner facilities. The latest technology, such as SpeedPass, *is helping.*

In addition, in countries around the world we've launched a multi-year program to remodel stations and rebrand convenience stores to On The Run.

Bicycle helmets made from petrochemicals have contributed to a 60 percent decline in bicycle injuries among children since the 1980s. A typical new car contains more than 115 kilograms of plastic and plastic composites that lighten the load, thereby reducing fuel consumption and emissions.



Other U.S. Trends vs. Air Emissions
1970-1999



180
160
140
120
100
80
60
40
20
0
-20
-40
Percent Change
Population
Economic Growth
Vehicle Miles
Emissions

Source: Foundation for Clean Air Progress based on U.S. EPA and EIA data

As vehicle engines have become more sophisticated, fuel specifications have become more complex. Producing cleaner-burning fuels has helped achieve remarkable improvements in urban air quality. For example, in the U.S. over the past 30 years, the number of vehicles has doubled and the number of miles driven has increased nearly 150 percent. In that same period, however, use of cleaner-burning fuels has helped reduce three key air pollutants. We continue to improve technologies that will allow production of even cleaner fuels in the future.

Since the 1970s, plastics have replaced some of the metal used in automobiles. The use of plastics has helped keep vehicle weights in check, thereby allowing for the addition of new features while improving fuel efficiency. Plastics also are used in such vehicle safety features as airbags and antilock brakes. The use of plastics also has increased opportunities for automobile part recycling.

Our plastics and other petrochemical products continue to improve. For example, a two-quart soft drink bottle now uses 25 percent less plastic than in 1977.



Every 92 minutes, an astronaut working outside the International Space Station slips out of scorching sunlight into frigid darkness. In less than a minute, the temperature outside his space suit plummets from 420 degrees Fahrenheit to minus 170 degrees. But his life-support system continues to operate flawlessly, thanks to a unique ExxonMobil synthetic grease designed to withstand such temperature extremes.

Today's lighter plastic grocery bags generate 80 percent less waste by volume than paper sacks.

Getting products to consumers

Retail customers know us by our familiar brand names: *Exxon, Esso* and *Mobil*. There are nearly 43,000 branded service stations in 118 countries, putting ExxonMobil in most neighborhoods of the world.

Because motorists want convenience, a growing number of our stores sell food and other convenience items. Technology advancements such as *SpeedPass* allow customers to purchase fuel without cash or credit cards.

Not all marketing-related improvements are visible to customers. Significant investments in improved environmental controls have reduced air and groundwater impacts at our stations. An increasing number of stations feature special equipment that captures and recycles gasoline vapors. Depending upon local soil conditions and environmental needs, gasoline may be stored in rustproof, double-walled fiberglass tanks with corrosion protection and emergency shut-off controls. To provide an additional measure of protection, we're testing advanced leak detection devices that allow monitoring at remote, centralized locations.

Quality second to none

Our products meet exacting specifications required by modern engines and equipment. Proprietary additives provide quick engine starts and peak performance, regardless of climate, altitude and driving conditions. Fuel quality is maintained by rigorous testing.

The quality of ExxonMobil products is critical. We provide aviation fuel to more than 700 airports around the world. Our lubricants used in the space program must perform perfectly every time. And ExxonMobil pharmaceutical-grade products are produced to the highest standards to ensure public health.

Product safety

We continually test our products to identify any potential risk to employees, customers or the environment. Most tests are conducted in our laboratories, including those of ExxonMobil Biomedical Sciences, Inc.

Product improvement

ExxonMobil is re-engineering today's fuels and researching tomorrow's consumer needs. Innovation is essential to the world's future and we plan to stay at the leading edge.

Conventional engines

Today's modern vehicles use computer-controlled injection and advanced pollution control equipment. To keep pace with


Aviation
JET A-1

"We conduct many tests to ensure our jet fuel is bright and clear and meets all specifications," says Arcindo Santos, ExxonMobil's supervisor at Guarulhos Airport in São Paulo, Brazil.

Clean fuels get cleaner

Lead: Historically, lead was added to gasoline to reduce engine knocking. In the 1960s the industry began reducing the volume of lead, and by the 1990s lead was eliminated from gasoline sold in the U.S. and Europe. Now ExxonMobil is working with others to remove lead from gasoline in all other parts of the world.

Sulfur: Engines in low-emission vehicles are sensitive to sulfur, an element that occurs naturally in crude oil. Following investments totaling several billion dollars, ExxonMobil is able to remove 98 percent of sulfur from gasoline. Work is underway to further upgrade our refineries to make fuel that's virtually sulfur-free. A new ExxonMobil/Akzo technology called *SCANfining* will be used to produce lower-sulfur gasoline by 2004 at five ExxonMobil North American refineries. *SCANfining* technology is being made available to other fuel producers.

customer needs, we have introduced new fuels, including reformulated gasolines in urban areas with special air quality needs.

Hybrid engines and fuel cells
Beyond conventional engines, we have been working with Toyota for many years on fuels requirements for recently introduced hybrid vehicles that combine gasoline engines and electric motors.

One of the most revolutionary of emerging technologies is the fuel cell. It promises high performance, near-zero emissions and fuel economy twice that of today's internal combustion engines. Fuel cells combine hydrogen and oxygen in a chemical reaction that creates electricity.

Cost remains a major challenge for fuel cell vehicles. The fuel cell stack or "engine" continues to cost about 10 times more than today's internal combustion engines. There also will be challenges in building the necessary infrastructure and developing technologies to allow safe storage of hydrogen. For these reasons, and others, many experts believe that it will be preferable to produce hydrogen onboard the vehicle via a small-scale reformer from a hydrocarbon liquid such as gasoline. We are working with General Motors and Toyota to develop a gasoline fuel processor for potential fuel cell-powered vehicles.

It is difficult to know how long it will take to make the transition to fuel cell vehicles. They will compete with continued improvements in conventional engine technology, and with the introduction of hybrids. The automotive industry has said that fuel cell vehicles could begin appearing in the market near the end of this


Flow field plates
Membrane electrode assembly
Fuel
Air
+
Electricity
-
Fuel Cell Stack
Reformer
Fuel tank
Fuel cell stack
Regenerative braking system
Power controller
Toyota RAV-4 FCV
Battery
Electric motor

Fuel cells hold the promise of greater vehicle mileage and reduced emissions. ExxonMobil is working with General Motors and Toyota to improve fuel cell technologies.

The Toyota RAV-4 test vehicle shows the major components of a fuel cell vehicle. The reformer converts the fuel to hydrogen, which flows to the fuel cell stack to produce the electricity that powers the motor. A battery could be included for start-up and to capture the energy from regenerative braking.

Mark Vanderlinden (center) demonstrates the production of *Exceed*-based polyethylene film for food packaging to representatives of Makoter, an ExxonMobil customer located in Slovenia.

decade. It could take longer for them to become a significant share of all vehicles on the road.

Renewable energy

Society may eventually be able to move away from its current reliance on fossil fuels and make greater use of other energy supplies. More than 20 years ago we were among the first and largest investors in solar and other alternate energy technologies. Like others, however, we were unable to develop technologies that were cost-effective.

ExxonMobil encourages both research and development of all forms of energy. Given the world's increasing need for energy, there's a role for many different sources. Each should contribute to the extent it makes economic sense.

We expect the use of renewable energy will continue to grow. In the near term this is likely to center on their use in small


Electricity Costs
Cents per Kilowatt Hour — Indicative Range
45
40
20
15
10
5
0
Natural Gas
Coal
Hydro
Wind
Nuclear
Solar Thermal
Solar PV

economical niche markets. While this is underway, most experts such as the International Energy Agency believe that it could be many years before they can begin contributing significantly to our energy needs.

But at the current level of technology, renewable technologies still face significant cost and reliability disadvantages. Solar power costs eight to 10 times more than fossil fuel. It is attractive in some applications but remains non-competitive in most others. Some renewables are highly variable in their output and cannot store energy, which limits their reliability for base load or peaking power needs. There also will be difficult choices due to siting or safety issues, plus the enormous land use requirements for biofuels, wind and solar power in broad application.

Energy technology of the future must meet society's objectives for higher efficiency, cleaner air and reduced greenhouse gas emissions. The continued development of innovative technology is the path forward to solving global energy problems and promoting global prosperity.



Tom Stein heads ExxonMobil's product research, where new fuels are being tested for hybrid cars powered by both gasoline and electricity.


AUTOSERVICIO
Esso
FACIL
RAPIDO
ECONOMICO

***Esso* was the first fuels retailer in Chile to introduce self-service. Uniformed attendants often are available to assist customers who want help.**

Guiding principle:

The exceptional quality of our workforce is a valuable competitive edge. To build on this advantage, we will strive to hire and retain the most qualified people available and maximize their opportunities for success through training and development. We are committed to maintaining a safe work environment, enriched by diversity and characterized by open communication, trust and fair treatment.



The Beaumont Polyethylene Plant has seen the benefits of leveraging diverse perspectives during its project to upgrade the analyzers on its Low Pressure Unit reactors. The diversity of the project team increased the range of ideas and resulted in better solutions for the business.

Corporate citizenship begins at home. How a company treats its employees is a key indicator of everything else it does. Every day in almost 200 countries and territories, the 98,000 men and women of ExxonMobil work to provide energy to the world. They find oil, operate wells, build and maintain refineries, operate pipelines and drive trucks to bring you the products you need.

Strength of diversity

We are committed to expanding our previous efforts and building on the strength of our diversity as our business grows worldwide. We do this by:

- Attracting, developing and retaining a premier workforce every place we operate.
- Fostering a productive work environment that respects and values individual and cultural differences, and encourages every employee to contribute fully and achieve their ultimate potential.
- Identifying and developing leaders capable of performing effectively across cultures in an international environment.

Hiring the best

Our recruitment process is global and highly selective. We seek men and women of diverse backgrounds, cultural experiences and skill sets. By recruiting worldwide, we gain essential local knowledge and a range of perspectives to help achieve today's business goals and find tomorrow's leaders of our global operations.

Universities are the key source of potential management, professional and technical employees. Every year we recruit thousands of employees from hundreds of universities around the globe. Each represents a unique culture, nationality and background.

Technical training

ExxonMobil has developed industry-leading technology that simulates recovery of oil and gas from underground reservoirs under a variety of development scenarios. This leads to development plans that increase oil and gas recovery.

Getting such innovations out of the lab and into the field is critical. To help do this, ExxonMobil conducts more than 300 in-house technical courses for more than 7,000 employees each year. Annual expenditures for training in this area exceed $20 million.

In 2001 we hired 3,360 professionals worldwide. Of these, 32 percent were women and 53 percent were hired outside the U.S.

We also provided some 900 internships and co-op assignments to top international students, who gained practical experience while still in school. Half of these assignments were in the United States. Of these, 44 percent were awarded to women and 26 percent were awarded to minorities.

To ensure continued success in this area, we support a variety of organizations, alliances and partnerships. For example, in the U.S. we work closely with a number of organizations, including the National Society of Black Engineers, Society of Hispanic Professional Engineers, American Indian Science & Engineering Society, Society of Women Engineers, and the National Association of Minority Engineering Program Administrators.

In the U.K. we work with the Women in Science and Engineering Association, and also with the Oxford University Access Scheme and Cambridge University's "Geema" Program, which aim to attract minorities to these universities.

Career development

Once we've hired the best people, we strive to provide them continued growth and development over the span of their career. By providing a range of training experiences, both on and off the job, we nurture their talent and expand their capabilities. Particular attention is paid to early identification and training of individuals with leadership potential.

Highly skilled and experienced technicians, plant operations personnel and craftspersons also are critical to ExxonMobil's business. The company actively supports existing local training programs wherever it does business. In addition, extensive on-the-job technical training and certification programs are offered for employee development.

Project Engineer Cristian Medina works in our Dominican Republic affiliate. "Training helps expand my abilities, and that's important to my future," he says. Medina adds that as a new employee he received strong support from his associates. "There's lots of communication and guidance from our supervisors and peers, and that helps each of us achieve our goals."


ESSO

Joao Miguel, Pedro Cubi and Victor Caetano attend training in the U.S. on the skills they will need as operators of the Kizomba A production platform off the coast of Angola.



Hiromi Takikawa of Japan is on an 18-month assignment in Thailand as part of the company's Early Graduate Interchange Program. The program provides employees the opportunity to gain an international perspective at an early point in their careers.



Raja Badrin Shah works as a Production Supervisor on one of 30 offshore platforms operated by the company in Malaysia.

Financial aid

ExxonMobil's financial aid initiatives and internships play a key role in our diversity recruiting. We pay school-related expenses for selected U.S. minority students pursuing technical degrees, and award full scholarships to promising African-American, Hispanic and other minority university students. We also provide fellowships to women and U.S. minority students seeking graduate degrees in business administration. Many other students are supported through ExxonMobil's $2 million annual Department Grant Program for colleges and universities.

Career development is a shared responsibility at ExxonMobil. Employees communicate their career interests, seek performance feedback and pursue opportunities to expand their skills and abilities. Managers provide challenging work assignments and coaching to improve performance. They ensure that all employees are treated fairly and evaluated objectively. Individual career paths vary, depending upon an employee's talents, interests and performance.

Equal opportunity

While we are a U.S.-based organization, nearly two-thirds of our employees work in countries other than the United States. In recognition of this diversity, we've adopted a set of comprehensive policies, procedures and stewardship processes that reflect our commitment to equal opportunity.

Individual employment and career advancement are based solely on qualifications, ability and performance. Managers are responsible for maintaining a work environment free from any form of harassment or discrimination.

Our commitment in this area is further emphasized in our efforts to hire and train local employees. One example is ExxonMobil's new production projects in Angola, Chad and Cameroon, where new field operations technicians have been hired and provided training in English, math, and oil field terminology. After completing the initial program, trainees obtain further specialized training in the United States or Canada. After graduation, trainees will be assigned to existing ExxonMobil

Workforce by Region



Middle East/Africa 5%
Asia Pacific 17%
Europe 23%
United States 37%
Latin America 11%
Canada 7%

operations to gain on-the-job experience before returning to their home country to take positions in new production facilities.

A positive workplace
ExxonMobil is committed to being the employer of choice everywhere we operate. Striving to create a positive workplace where everyone is treated with respect, we champion a wide range of perspectives, encourage individual and team achievement, and reward people based on their performance. We provide a variety of local programs to meet the diverse, individual needs and expectations of employees. These include flexible work arrangements, resource and referral services, educational assistance, adoption assistance, and spousal relocation assistance, to name a few.

Harassment and discrimination in any form by or toward employees, contractors, suppliers or customers is prohibited. We are concerned not only about forms of harassment and discrimination prohibited by law, but any behavior that is inappropriate in a business setting or inconsistent with the objective of treating all individuals with respect and dignity.

Salaries and benefits
Our overall compensation program is carefully designed to attract and retain talented men and women for careers with ExxonMobil. It includes competitive salaries and comprehensive benefit programs that consider industry standards, local customs and legal requirements. Total compensation, including benefits, is competitive with levels offered by other leading international petroleum and petrochemical companies. Individual salary is determined based on performance and level of responsibility.

Global experience

Today more than 3,500 ExxonMobil employees work outside their home countries. As an example, in our Brussels, Belgium office we employ 1,500 people representing over 30 different nationalities. For local employees, expatriates are a source of new ideas, skills and technology. For the expatriates themselves, living abroad provides a valuable opportunity for personal growth and career enhancement. Expatriate assignments help develop company leaders who can perform effectively across international and cultural boundaries.



Given the global nature of our Supply business, it is important to have employees from all regions of the world on assignment within the Supply and Transportation Trading Room located in Fairfax, Virginia. Shown above are Mark Pettersen from Chile, Olav Ronningstad from Norway, Paul Dillon from England, and Heng Wong from Singapore.

Open communication
Employees are encouraged to communicate freely with their supervisors, and supervisors are expected to create a workplace where employees feel comfortable discussing their concerns, problems and ideas. Discussions may involve higher levels of management as necessary to resolve concerns.

A safe work environment
No aspect of ExxonMobil operations receives more attention than worker safety.

As discussed more thoroughly in the Safety, Health and Environment section of this report, our safety programs feature high levels of worker involvement. All employees



Ongoing training is a key component of employee development. Jos Evens of ExxonMobil's London staff and Alexandra Nierman of the company's Indonesian affiliate participate in a recent skills-building exercise.

feel responsible for creating a safe workplace. Programs range from helping managers evaluate the effectiveness of safety programs, to building processes to ensure that workers receive training to recognize and avoid hazardous situations. When we learn a safety lesson in one location, we share it, to ensure that the benefits of each improvement are realized throughout the company.


DON
D.R FOSTER

Don Foster says, "I expect to go home to my family in good shape. And everyone else should be able to go home that way, too." As Baton Rouge Refinery safe operations index auditor, Don helps ensure safe operations.

Partners in safety

ExxonMobil production personnel helped achieve an unparalleled safety record for the Hoover-Diana platform, which floats in 4,800 feet of water in the Gulf of Mexico.

"We got everyone involved right from the beginning," says Jack Toellner, an ExxonMobil safety advisor. "Nobody understands hazards and solutions better than the workers themselves. So we developed a process that allowed them to communicate with site management, while helping their fellow workers and themselves."

Following two years of fabrication, installation and commissioning (representing more than seven million work hours), the massive platform was completed in mid-2000. Safety performance on the project was extraordinary — seven times better than the industry average. This accomplishment earned ExxonMobil the prestigious "Safety at Sea Award" from the National Ocean Industries Association.

Tradition of Progress in the United States

In the United States, companies are required to submit employment information for women and minorities on an annual basis.

These bar charts reflect strong progress by ExxonMobil in building diversity in the management and professional ranks during the 1990s. *Our success is a direct reflection of our targeted recruiting and career development strategies.*

The table below right shows 2001 U.S. employment data for ExxonMobil. While total employment rose 4 percent over 2000, the representation of women and minorities in our workforce increased by 5 percent and 8 percent respectively.

Officials & Managers — Percent of U.S. Employment


Women
Minorities
Percent
20
15
10
5
0
1990
2001

2001 U.S. Recruiting


3,000
2,500
2,000
1,500
1,000
500
0
2,947
32%
26%
1,570
32%
22%
Total New Hires
Total Professional Hires
Women
Minorities

Professionals — Percent of U.S. Employment


Women
Minorities
Percent
30
25
20
15
10
5
0
1990
2001

United States Employment Data 2001*

	Total Employment	Employment of Women		Employment of Minorities	
		Number of Women	Percent of Employment	Number of Minorities	Percent of Employment
Officials & Managers	7,188	1,249	17.4	1,383	19.2
Professionals	12,337	3,481	28.2	2,356	19.1
Technicians	2,925	791	27.0	719	24.6
Sales Workers	9,428	4,960	52.6	5,821	61.7
Office & Clerical	4,127	3,397	82.3	1,532	37.1
Craft (Skilled)	8,446	562	6.7	2,226	26.4
Operatives (Semiskilled)	2,623	224	8.5	892	34.0
Laborers (Unskilled)	55	2	3.6	2	3.6
Service Workers	138	41	29.7	55	39.9
TOTALS 2001	47,267	14,707	31.1	14,986	31.7

*Employment figures include long-term, non-regular employees as mandated by U.S. law. Contact the Secretary, Exxon Mobil Corporation, to request a copy of the more detailed report filed with the U.S. Equal Employment Opportunity Commission.

Our commitment to shareholders

Guiding principle:

We are committed to enhancing the long-term value of the investment dollars entrusted to us by our shareholders. By running the business profitably and responsibly, we expect our shareholders to be rewarded with superior returns. This commitment drives the management of our company. A good corporate citizen must be financially healthy to meet its shareholder and public commitments.

Investment discipline, prudent financial management and operational excellence form the basis of our commitment to delivering superior shareholder value. Dividends have increased in each of the last 19 years, an unmatched record among international oil companies. A $1,000 investment in the company made 30 years ago would today be worth about $85,000.

Our functional and geographic diversity provides a competitive advantage through business cycles. We participate in all facets of the petroleum and petrochemical business, from exploration and production of oil and gas, through refining, manufacturing and marketing of petroleum and petrochemical products. As a result, our corporate earnings are less sensitive to downturns in individual segments of the business.

Strategy focuses on fundamentals
We operate in a highly competitive environment in which no company or country can control the price of our basic raw materials: crude oil and natural gas. That's why we concentrate on factors we can control, such as the financial and operating fundamentals of our business.

2001 Business Operations and Investment Scorecard	
Earnings	$15.3 billion
Return on capital employed	17.8 percent
Capital and exploration expenditures	$12.3 billion
Cash flow	$24 billion
Liquids production (barrels/day)	2.5 million
Natural gas production available for sale (cubic feet/day)	10.3 billion
Refinery throughput (barrels/day)	5.6 million
Petroleum product sales (barrels/day)	8.0 million

Our business model
With more than 120 years of industry experience, ExxonMobil has managed through industry cycles with our resilient business model. Key components are:

- **Disciplined investment:** We've built a large, diversified portfolio of investment opportunities and we apply a disciplined approach in selecting and pursuing the most attractive initiatives.
- **Operational excellence:** The same discipline used in investing is applied to managing our operations. We call this Operational Excellence — running our business to the highest industry standards in all respects.
- **Industry-leading returns:** Our investment standards, advantaged investments and operational excellence provide the basis for above average industry returns, regardless of industry conditions.
- **Superior cash flow:** During 2001 we produced from operations and asset sales operating cash flow of $24 billion, funding $10 billion of plant additions and more than $6 billion in dividends, leaving a surplus in excess of $7 billion.

Capitalizing on financial strength
ExxonMobil is one of a few remaining United States companies with a AAA/Aaa credit rating, a rating we have maintained for 83 years. Our business requires large capital investments on projects with long lead times. Our financial strength provides flexibility to fund long-term attractive investments throughout business cycles.

ROCE Leadership



Percent Annual Return on Average Capital Employed
21
18
15
12
9
6
3
0
ExxonMobil
International Oil Group(1)
97
98
99
00
01

(1) Competitor data estimated for 2001.

Long-Term Shareholder Returns



Thousands of Dollars
90
75
60
45
30
15
0
10 years
20 years
30 years
ExxonMobil
Standard & Poors 500

$1,000 Invested over 10, 20 and 30 Years with Dividends Reinvested

Functional and Geographic Diversity – A Core Strength of ExxonMobil

Relative Contribution in 2001 by Functional and Geographic Areas – Percent



42
36
49
48
Americas
26
45
26
24
Europe
22
4
5
2
Africa / Other
10
15
20
26
Asia Pacific
Crude and Natural Gas Liquids Production
Natural Gas Production Available for Sale
Petroleum Product Sales Volumes
Chemical Product Sales Volumes

ExxonMobil operates in almost 200 countries and territories around the world. The company's global reach, scale, and functional and geographic diversity are core strengths. The colored bars above represent the percentage of ExxonMobil's crude and natural gas liquids production, natural gas production, petroleum product sales, and chemical product sales in each of the regions shown.

Our guiding principles

How we run our business

The way we conduct our business is as important as the results themselves. Integrity is the cornerstone of corporate citizenship. We expect everyone — directors, officers, employees and suppliers acting on our behalf — to observe the highest standards of ethics.

Our commitment to safety, health and the environment

ExxonMobil is committed to maintaining high standards of safety, health and environmental care. We comply with all applicable environmental laws and regulations, and apply responsible standards where laws and regulations do not exist. Energy and chemicals are essential to economic growth, and their production and consumption need not conflict with protecting health and safety or safeguarding the environment. Our goal is to drive injuries, illnesses, operational incidents, and releases as close to zero as possible.

Our commitment to governments, communities and societies

We pledge to be a good corporate citizen in all the places we operate worldwide. We will maintain the highest ethical standards, comply with all applicable laws and regulations, and respect local and national cultures.

Our commitment to customers

Success depends on our ability to consistently satisfy ever-changing customer preferences. We pledge to be innovative and responsive, while offering high-quality products and services at competitive prices.

Our commitment to employees

The exceptional quality of our workforce is a valuable competitive edge. To build on this advantage, we will strive to hire and retain the most qualified people available and maximize their opportunities for success through training and development. We are committed to maintaining a safe work environment, enriched by diversity and characterized by open communication, trust and fair treatment.

Our commitment to shareholders

We are committed to enhancing the long-term value of the investment dollars entrusted to us by our shareholders. By running the business profitably and responsibly, we expect our shareholders to be rewarded with superior returns. This commitment drives the management of our company. A good corporate citizen must be financially healthy to meet its shareholder and public commitments.

ExxonMobil

May 2002
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
www.exxonmobil.com

Printed entirely on recycled paper

SP-109